Exhibit 99.1

Copernic Inc. Announces a Private Placement of 500,000 Common Shares

Quebec, Canada, November 12, 2009 – Copernic Inc., (“Copernic” or the "Company") (NASDAQ:CNIC) a leading software development company specializing in internet, desktop and mobile search products is pleased to announce that it has entered into an equity private placement agreement pursuant to which Mr. John G. Simmonds, and a group of accredited private investors led by Mr. Simmonds, have agreed to acquire five hundred thousand (500,000) Copernic restricted common shares from treasury.  The Company has agreed to issue the new securities at US$4.00 per share for a total purchase price of US$2,000,000.00.  The purchase price will be paid in cash at closing and the parties have agreed that closing will occur on or before December 14, 2009.  Cash proceeds of the private placement will be utilized to finance a growth strategy comprised of acquisitions and organic growth.

The agreement also provides that the Board be reduced to five Directors and that John Simmonds be appointed a Director and Chairman of the Board with the right to name another Director.  In order to fulfill this condition, Messrs Goldman, Kramer and Schwartz have agreed to resign as Directors and their agreements to resign are not the result of a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Mr. Simmonds, 59 is a well-known entrepreneur and investor residing in Toronto, Canada.  Mr. Simmonds began his career with A.C. Simmonds & Sons Limited, a company founded by his grandfather in 1918.  In 1979 Mr. Simmonds developed the Midland brand and then sold it to Glenayre Electronics in 1987.  During 1988, Mr. Simmonds operated Glenayre Electronics and a year later sold two thirds of the company in 1989 at a value of over $100M.  In December 1989, Mr. Simmonds acquired Cherry Downs Golf Course which was later sold into a Public Shell and became Clublink Corporation which today is the largest golf course operation in Canada.  In 1993, Mr. Simmonds acquired Midland USA for $8.3M in cash which was sold to Intek and then to Securicor Communications in 1996 at a value of over $250M.  In 2003, Mr. Simmonds acquired Wireless Age Communications, a Company with retail outlets in Western Canada.  Concurrent with the acquisition, Mr. Simmonds was appointed Chairman and CEO.  During his career, Mr. Simmonds has served as Chairman and Director of numerous public companies and has had extensive experience in building teams and operating companies.

Furthermore, Jean-Rock Fournier, Chief Financial Officer assumes the responsibility for the operations of the Company as Executive Vice President and CFO.

Mr. Ferland, President and CEO of Copernic stated:”I have known John Simmonds and the Simmonds family for a number of years and look forward to working with John to create long term shareholder value. These changes both at the board level and in operations will allow us to focus on new strategic directions for the Company.  Our departing board members have served the Company and its shareholders meritoriously through many difficult situations.  I personally wish to express my thanks and that of the Company for their valued service”.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mycopernic.com and www.copernic.com.  With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC.

More information can be found at www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Marc Ferland
President and Chief Executive Officer
Telephone Toll Free:  (877) 289-4682 #1013
Telephone Local:  (418) 527-0528 #1013
Email:  mferland@copernic.com
Website:www.copernic.com